UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Universal Foods Corporation

                                (Name of Issuer)

                                  Common Stock
                         (Title and Class of Securities)

                                    913538104
                                 (CUSIP Number)











     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                          SCHEDULE 13G

CUSIP No.913538104                                    Page 2 of 5

1    NAME OF REPORTING PERSONS  I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS
              Invista Capital Management, Inc.

          Principal Mutual Life Insurance Company

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                          (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Invista Capital Management, Inc.           State of Iowa

          Principal Mutual Life Insurance Company   State of Iowa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

          5    SOLE VOTING POWER
          Invista Capital Management, Inc.                0
          Principal Mutual Life Insurance Company         0

          6    SHARED VOTING POWER
          Invista Capital Management, Inc.                1,659,400
          Principal Mutual Life Insurance Company         1,676,600

          7    SOLE DISPOSITIVE POWER
          Invista Capital Management, Inc.                0
          Principal Mutual Life Insurance Company         0

          8    SHARED DISPOSITIVE POWER
          Invista Capital Management, Inc.                1,659,400
          Principal Mutual Life Insurance Company         1,676,600

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          Invista Capital Management, Inc.                1,659,400
          Principal Mutual Life Insurance Company         1,676,600

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*


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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          Invista Capital Management, Inc.                6.5%
          Principal Mutual Life Insurance Company         6.5%

12   TYPE OF REPORTING PERSON*
          Invista Capital Management, Inc.                IA
          Principal Mutual Life Insurance Company         HC


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Schedule 13G

ITEM 1(a)       Name of Issuer:         Universal Foods Corp.

ITEM 1(b) Address of Issuer's Principal Executive Offices:
                                        433 East Michigan Street
                                        Milwaukee, WI 53202

ITEM 2(a) Name of Persons Filing:
      Invista Capital Management, Inc.
      Principal Mutual Life Insurance Co.

ITEM 2(b) Address of Principal Business Office:
Invista Capital Management, Inc.            Principal Mutual Life Ins. Co.
699 Walnut                                  711 High Street
1800 Hub Tower                              Des Moines, IA  50392-0088
Des Moines, IA  50309

ITEM 2(c) Citizenship:
                Invista Capital Management, Inc. - State of Iowa
                Principal Mutual Life Insurance Co. - State of Iowa

ITEM 2(d) Title of Class of Securities: Common Stock

ITEM 2(e) CUSIP Number: 913538104

ITEM 3: This statement is filed pursuant to Rule 13d-1(b) by a person who is an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, and a person who is a parent holding company in accordance with Section 240.13d-1(b)(1)(ii)(G).

ITEM 4:     Ownership:
(a) Amount Beneficially Owned:
1,659,400 Shares Common Stock presently held by Invista Cap. Mgmt. 1,676,600 Shares Common Stock presently held by Principal Mutual

(b) Percent of Class:
6.47%     Invista Capital Management, Inc.
6.53%     Principal Mutual Life Insurance Co.

(c) Number of shares as to which such person has:

  (i) Sole power to vote or to direct the vote:
0 Invista Capital Management, Inc.
0 Principal Mutual Life Insurance Co.



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  (ii) Shared power to vote or to direct the vote:
1,659,400 Shares Common Stock presently held by Invista Capital Mgmt, Inc. 1,676,600 Shares Common Stock presently held by Principal Mutual Life Ins. Co.

(iii) Sole power to dispose or to direct the disposition of:
0 Invista Capital Management, Inc.
0 Principal Mutual Life Ins. Co.

(iv) Shared power to dispose or to direct the disposition of:
1,659,400 Shares Common Stock presently held by Invista Capital Mgmt, Inc. 1,676,600 Shares Common Stock presently held by Principal Mutual Life Ins Co.

ITEM 5: Ownership of 5% or Less of Class:  Not Applicable

ITEM 6: Ownership of More than 5% on Behalf of Another Person:
Persons other than the reporting persons have a right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities. The interest of no such person having such an interest relates to more than five percent of the class.

ITEM 7: Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company: Previously Filed.

ITEM 8: Identification and Classification of Members of the Group:
               Not Applicable

ITEM 9: Notice of Dissolution of Group:  Not applicable

ITEM 10: Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVISTA CAPITAL MANAGEMENT, INC.


By /s/ Lisa M. Smith
Lisa M. Smith, Financial & Compliance Officer

PRINCIPAL MUTUAL LIFE INSURANCE COMPANY
By:  INVISTA CAPITAL MANAGEMENT, INC.


By /s/ Lisa M. Smith
Lisa M. Smith, Financial & Compliance Officer

Dated this 13th day of February, 1998


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